

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
100 F Street, N.E.
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

December 29, 2008

Mr. N. Wilson Thomas, Chief Financial Officer
Ecco Energy Corp.
3315 Marquart Street, Suite 206
Houston, Texas 77027

> **Re:** **Ecco Energy Corp.**
> **Form 10-KSB/A for Fiscal Year Ended December 31, 2007**
> **Filed April 23, 2008**
> **File No. 0-51656**

Dear Mr. Thomas:

We have completed our review of your Form 10-KSB and related filings and do not, at this time, have any further comments.

Sincerely,

Chris White
Branch Chief